Commission File No. 1-08346

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May 2007
TDK CORPORATION
(Translation of registrant’s name into English)
13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SIGNATURES
Issue of Stock Acquisition Rights as Stock Options for a Stock-Linked Compensation Plan for Directors

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDK Corporation
(Registrant)
May 15, 2007

BY:	/s/ Michinori Katayama

Michinori Katayama Senior Vice President , General Manager Corporate Communications Department Administration Group

Contact in Japan :
Nobuyuki Koike
TDK Corporation
Tel: (81)-3-5201-7102
E-mail; pr@mb1.tdk.co.jp
Issue of Stock Acquisition Rights as Stock Options for a
Stock-Linked Compensation Plan for Directors
TOKYO JAPAN, May 15, 2007 — TDK Corporation’s (the “Company”) Board of Directors today passed a resolution to issue stock acquisition rights as stock options to Company directors for a stock-linked compensation plan, as detailed below. This resolution is subject to approval of the election of directors at the Company’s Ordinary Annual General Meeting of Stockholders scheduled for June 28, 2007.
I		Reason for issuance of stock acquisition rights as stock options for a stock-linked compensation plan
The purpose of this stock-linked compensation is to provide the Company’s directors with further incentive for improving the Company’s operating results and share price. This is accomplished by structuring the compensation so that directors share with the Company’s stockholders the benefits of an increase in the Company’s share price as well as the risk of a decrease.

II		Details of the stock acquisition rights to be granted
	1.	Name of stock acquisition rights
TDK Corporation 2007 Stock-linked Compensation Stock Acquisition Rights (for Directors. Issued at fair value)

	2.	Number of stock acquisition rights
176
The above number of stock acquisition rights is the number scheduled to be allotted. Where there is a decrease in the total number of stock acquisition rights allotted due to non-subscription by eligible individuals and for other reasons, the total number of stock acquisition rights to be issued shall be the total number of stock acquisition rights allotted.

	3.	Class and number of shares to be issued upon the exercise of the stock acquisition rights
The class of share to be issued upon the exercise of stock acquisition rights shall be the Company’s common stock, and the number of shares for each stock acquisition right (hereinafter the “number of shares granted”) shall be 100.
However, in the event that the Company conducts a stock split, distributes shares free of charge, or consolidates its common stock after the determination date of this proposal to shareholders, the “number of shares granted” shall be adjusted according to the following method of calculation. This adjustment will apply to the “number of shares granted” for those stock acquisition rights that have not already been exercised prior to the relevant date. Moreover, fractions of less than one share arising out of the above adjustments shall be discarded.
- more -

Post-adjustment “number of shares granted” = Pre-adjustment “number of shares granted” × stock split or stock consolidation ratio
Moreover, in other cases where circumstances arise requiring the “number of shares granted” to be adjusted after the determination date, the “number of shares granted” shall be adjusted appropriately.
4.	Method for calculating the amount to be invested when exercising stock acquisition rights
The amount to be invested when exercising each stock acquisition right shall be the amount to be paid for each share that can be granted due to the exercise of stock acquisition rights, which shall be ¥1, multiplied by the “number of shares granted.”

5.	Exercise period for stock acquisition rights
The exercise period shall be the period beginning July 8, 2007 and ending July 7, 2027.

6.	Other conditions for exercising stock acquisition rights
(1)	Stock acquisition rights holders, excluding (2) below, shall not be able to exercise stock acquisition rights in the period from July 8, 2007 to July 7, 2010, but are able to exercise stock acquisition rights on or after July 8, 2010.

(2)	Stock acquisition rights holders shall be permitted to exercise stock acquisition rights until July 7, 2010 in cases specified in 1. and 2. below, as long as it is within the time frame stipulated.
1.	In the event that a stock acquisition rights holder loses his or her position as either director or employee of the Company (including full-time consultants and contract employees, but excluding part-time consultants and part-time contract employees. *This definition is applicable throughout this resolution.)
Three years from the day after losing the position
2.	In the event that a proposal for approval of a merger agreement, under which the Company is to be dissolved, or a proposal for approval of a stock exchange agreement or a proposal for share transfer that makes the Company a wholly owned subsidiary, is approved at a meeting of stockholders of the Company.
A period of 15 days from the day following the approval date
(3)	On or after July 8, 2010, in the event that a stock acquisition rights holder loses his or her position as either a director or employee of the Company, the individual may exercise his or her rights up to three years from the day after losing the position as long as it is within the exercise period for stock acquisition rights.

(4)	In the event that a stock acquisition rights holder relinquishes his or her stock acquisition rights, such stock acquisition rights cannot be exercised.
7.	Items concerning increases in common stock and additional paid-in capital if shares are issued due to the exercise of stock acquisition rights
(1)	In the event that shares are issued due to the exercise of stock acquisition rights, common stock shall increase by half the limit for increase in common stock calculated in accordance with Article 40-1 of the Japanese generally accepted accounting principles. Any amount less than one yen arising shall be rounded up to the nearest yen.
- more -

(2)	In the event that shares are issued due to the exercise of stock acquisition rights, additional paid-in capital shall increase by the amount remaining after deducting the increase in common stock prescribed in (1) above from the limit for increase in common stock in (1) above.
8.	Restrictions on the acquisition of stock acquisition rights due to transfers
Regarding the acquisition of stock acquisition rights due to transfers, approval is required by resolution of the Company’s Board of Directors.
9.	Provisions for the acquisition of stock acquisition rights
No provisions for the acquisition of stock acquisition rights are specified.
10.	Method of calculation for amount to be paid for stock acquisition rights
The amount to be paid for stock acquisition rights shall be the option price per share computed based on the following formula and base numbers multiplied by the “number of shares granted.”

In this formula,

1.	C = option price per share
2.	S = share price: the closing price (regular way) of the Company’s common stock on the Tokyo Stock Exchange on July 7, 2007 (or the closing price on the nearest preceding trading day if there is no closing price on that date)
3.	X = Exercise price: ¥1
4.	T = Expected life: 5.5 years
5.	s = Volatility: for 5.5 years (the variation rate computed based on the closing price (regular way) on each trading day of the Company’s common stock from January 8, 2002 through July 7, 2007)
6.	r = risk-free interest rate (the interest rate on Japanese government bonds for the remaining years corresponding to the expected life)
7.	q = dividend yield: for 5.5 years (the annual average dividend yield from January 8, 2002 through July 7, 2007)
(Dividend per share/closing price on the trading day before the dividend record date)
8.	N(×) = cumulative distribution function of the standard normal distribution
Note: The amount calculated in accordance with the above formula is the fair value of the stock acquisition rights. It is not applicable to the issue of stock acquisition rights with specially favorable terms.
Note: The Company shall pay monetary compensation equivalent to the amount to be paid for stock acquisition rights to eligible persons, and the right to claim this compensation shall be offset with the obligation to pay the amount to be paid for stock acquisition rights.

- more -

11.	Allotment date of stock acquisition rights
July 7, 2007

12.	Payment date for stock acquisition rights
The payment date shall be July 7, 2007.

13.	Number of stock acquisition rights allotted and number of eligible persons
176 stock acquisition rights will be allotted to 7 Company directors.
#     #      #